SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 11-K

☑	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2007,
or

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from                      to                     .
Commission File Number
1-9645
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
CLEAR CHANNEL COMMUNICATIONS, INC. 401(k) SAVINGS PLAN
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
CLEAR CHANNEL COMMUNICATIONS, INC.
and
CLEAR CHANNEL OUTDOOR HOLDINGS, INC.
200 East Basse Road
San Antonio, Texas 78209
Telephone (210) 822-2828
(Name of Issuer of the securities held pursuant to the plan
and address of its principal executive office)

CLEAR CHANNEL COMMUNICATIONS, INC. 401(k) SAVINGS PLAN
Form 11-K for the year ended December 31, 2007
Important Additional Information Regarding the Merger and Where to Find It
In connection with the proposed merger, CC Media Holdings, Inc. and the Clear Channel Communications, Inc. (the “Company”) have filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that contains a proxy statement/prospectus and other documents regarding the proposed transaction. Before making any voting or investment decisions, security holders of the Company are urged to read the proxy statement/prospectus and all other documents regarding the proposed transaction carefully in their entirety, because they contain important information about the proposed transaction. Security holders of the Company may obtain free copies of the proxy statement/prospectus and other documents filed with, or furnished to, the SEC at the SEC’s website at http://www.sec.gov. In addition, a security holder who wishes to receive a copy of these materials, without charge, should submit a request to the Company’s proxy solicitor, Innisfree M&A Incorporated, at 501 Madison Avenue, 20th Floor, New York, New York 10022 or by calling Innisfree toll free at (877) 456-3427. The final proxy statement/prospectus will be mailed to security holders of the Company when available.
SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

CLEAR CHANNEL COMMUNICATIONS, INC. 401(k) SAVINGS PLAN Date: June 25, 2008
By:	/s/ Randall T. Mays
	Name:	Randall T. Mays
	Title:	President/Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Clear Channel Communications, Inc. 401(k) Savings Plan
San Antonio, Texas
We have audited the financial statements of the Clear Channel Communications, Inc. 401(k) Savings Plan as of December 31, 2007 and 2006, and for the year ended December 31, 2007, as listed in the accompanying contents page. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of Clear Channel Communications, Inc. 401(k) Savings Plan as of December 31, 2007 and 2006, and the changes in its net assets available for plan benefits for the year ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2007, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ The Hanke Group, P.C.
San Antonio, Texas
June 23, 2008

CLEAR CHANNEL COMMUNICATIONS, INC. 401(k) SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
DECEMBER 31, 2007 AND 2006

	2007	2006
ASSETS

INVESTMENTS, at fair value:
Plan interest in Clear Channel Communications, Inc. - Master Trust	$724,383,208	$674,592,009
Participant Loans	12,758,754	12,107,950

Total investments, at fair value	737,141,962	686,699,959

RECEIVABLES:
Employer’s contribution	601,315	621,316
Participants’ contributions	1,635,790	1,687,832

Total receivables	2,237,105	2,309,148

TOTAL ASSETS	739,379,067	689,009,107

LIABILITIES

Administrative fees payable	14,081	14,308

TOTAL LIABILITIES	14,081	14,308

NET ASSETS AVAILABLE FOR PLAN BENEFITS	$739,364,986	$688,994,799

See notes to financial statements.

CLEAR CHANNEL COMMUNICATIONS, INC. 401(k) SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
YEAR ENDED DECEMBER 31, 2007

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment income:
Net appreciation in fair value of investments	$8,313,811
Dividends and interest	42,629,566

Total investment income	50,943,377

Contributions:
Employer	18,907,568
Participants	50,939,492
Rollovers	6,972,716

Total contributions	76,819,776

TOTAL ADDITIONS	127,763,153

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefits paid to participants	77,283,387
Administrative expenses	109,579

TOTAL DEDUCTIONS	77,392,966

Net increase	50,370,187

NET ASSETS AVAILABLE FOR PLAN BENEFITS:
Beginning of year	688,994,799

End of year	$739,364,986

See notes to financial statements.

CLEAR CHANNEL COMMUNICATIONS, INC. 401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007 AND 2006
1. DESCRIPTION OF PLAN
The following description of the Clear Channel Communications, Inc. (the “Company” or the “Plan Sponsor”) 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General — The Plan is a defined contribution plan generally covering all eligible employees of the Company and its subsidiaries who have at least one year of service. It is subject to the provisions of the Employee Retirement Income Security Act of 1974.
Contributions — Employer contributions to the Plan include matching contributions. Additionally, elective contributions may be made annually at the discretion of the Plan Sponsor’s Board of Directors. The employer contribution was $18,907,568 for the year ended December 31, 2007.
Participants may elect to defer a portion of their compensation by an amount that does not exceed the maximum allowed under IRS rules and regulations. Participants are always 100% vested in their voluntary contributions. Each year, participants may elect to contribute up to 25% of their eligible pay on a pre-tax basis, up to the annual IRS maximum 401(k) deferral limit of $15,500 in 2007; effective January 1, 2005, the Plan Sponsor began limiting the 401(k) deferral percentage elections of all highly compensated employees in the Plan to a maximum of 5% of pay. The IRS limits the amount of compensation that can be taken into account for Plan purposes; for 2007, the qualified plan compensation limit was $225,000. Employees participating in the Plan who attained age 50 by December 31, were eligible to contribute an additional $5,000 in pre-tax “Catch-Up” contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers one unitized Plan Sponsor common stock fund, one unitized majority-owned subsidiary common stock fund, and 19 registered investment funds of which one is closed to new investors and one is closed to any new funds.
Participant Accounts — Each participant’s account is credited with allocations of the Plan Sponsor’s contribution and Plan earnings and charged with certain stock fund expenses and transaction fees. Allocations are based on participant account balances and participant directed transactions, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
ESOP — Effective September 1, 2005, the Clear Channel Communications, Inc. Common Stock (unitized) Fund was designated as an Employee Stock Ownership Plan (“ESOP”). The ESOP allows participants who invest in the Plan Sponsor’s common stock fund to make an election relating to the dividends earned in that fund to either a) have the dividends reinvested in the fund, or b) moved to a dividend fund account for payment in cash at the end of each year. The default election is the reinvestment of the dividends.
Forfeitures — Participant forfeitures of non-vested contributions and unclaimed benefits are used to reduce employer contributions to the Plan. For the years ending December 31, 2007 and 2006, approximately $485,000 and $653,000 of forfeitures were used to reduce employer contributions, respectively. There were unallocated forfeitures of approximately $-0- as of December 31, 2007 and 2006.
Vesting — Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Plan Sponsor’s contributions is based on years of continuous service. A participant is 100% vested after seven years of credited service (or upon the death or disability of the participant, or attainment of age 65) for contributions made prior to January 1, 2002. A participant is 100% vested after five years of credited service (or upon the death or disability of the participant, or attainment of age 65) for contributions made after January 1, 2002.

CLEAR CHANNEL COMMUNICATIONS, INC. 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
DECEMBER 31, 2007 AND 2006
1. DESCRIPTION OF PLAN (continued)
Participant Loans — Participants may borrow from $1,000 up to a maximum of the lesser of i) $50,000 reduced by the excess, if any, of (A) the highest outstanding balance of loans to the participant from the Plan during the one year period ending on the day before the day the loan is made, over (B) the outstanding balance of loans to the participant from the Plan on the date on which the loan is made, or ii) 50% of their vested account balance. The loans are secured by the balance in the participant’s account and bear a fixed interest rate determined by the Plan Sponsor.
Payment of Benefits — On termination of employment, the Plan provides that benefits will be paid by a lump sum distribution, a rollover, or a combination of a lump sum and rollover. The Plan Sponsor encourages terminated participants to review the distribution options available under the Plan. Effective on or after March 28, 2005, the Plan Sponsor may periodically distribute the funds of terminated participants who do not make a distribution election; if the vested account balance is $1,000 or less, the funds will be distributed in the form of a lump sum distribution; if the vested account balance is greater than $1,000 but less than $5,000, the distribution will be paid in the form of a direct rollover to an individual retirement plan designated by the Clear Channel Communications, Inc. Retirement Benefits Committee. For benefits over $5,000, benefits may be paid by lump sum distribution, remain in the Plan until the earlier of age 65 or death of the participant, or rolled over into another qualified plan. Hardship withdrawals are available to Plan participants upon approval.
2. SUMMARY OF ACCOUNTING POLICIES
Basis of Accounting — The financial statements of the Plan are prepared using the accrual method of accounting.
Investment Valuation and Income Recognition — The Plan’s interest in the Clear Channel Communications, Inc. Master Trust is stated at fair value (see Note 3).
Payments of Benefits — Benefits are recorded when paid.
Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.
3. PLAN INTEREST IN CLEAR CHANNEL COMMUNICATIONS, INC. MASTER TRUST
The Master Trust was established for the investment of assets of the Plan and other Clear Channel Communications, Inc. sponsored retirement plans. These investments in the Master Trust consist of and are valued as follows:
•	Plan Sponsor’s company stock – quoted market price

•	Majority-owned subsidiary common stock – quoted market price

•	Registered investment funds – net asset value of shares held

•	Participant loans – valued at cost which approximates fair value

CLEAR CHANNEL COMMUNICATIONS, INC. 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
DECEMBER 31, 2007 AND 2006
3. PLAN INTEREST IN CLEAR CHANNEL COMMUNICATIONS, INC. MASTER TRUST (continued)
The purpose of the Master Trust is the collective investment of the assets of participating employee benefit plans of the Company. The Master Trust’s assets are allocated among participating plans by assigning to each plan those transactions (primarily contributions and benefit payments) which can be specifically identified and allocating among all plans (in proportion to the fair value of the assets assigned to each plan) the income and expenses resulting from the collective investment of the assets.
The proportionate interest of the Plan in the Master Trust at December 31, 2007 and 2006, was approximately 98.9% each year.
The following table presents the fair values of investments and investment income for the Master Trust:

	2007	2006
Investments at fair value:

Clear Channel Communications, Inc. common stock (unitized*)	$43,187,896	$47,481,547
Clear Channel Outdoor Holdings, Inc. common stock (unitized*)	1,400,569	603,431
Registered investment funds	687,554,483	633,500,999

	$732,142,948	$681,585,977

Investment income:

Net appreciation (depreciation) in fair value of investments:
Clear Channel Communications, Inc. common stock (unitized*)		$(1,056,243)
Clear Channel Outdoor Holdings, Inc. common stock (unitized*)		(13,622)
Registered investment funds		9,445,466

		8,375,601
Interest and dividends		43,092,579

		$51,468,180

* A non-registered fund comprised of the underlying company stock and a short-term cash component.

CLEAR CHANNEL COMMUNICATIONS, INC. 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
DECEMBER 31, 2007 AND 2006
4. INVESTMENTS
The following presents investments that represent 5% or more of the Plan’s net assets as of December 31, 2007 and 2006:

	2007	2006
Clear Channel Communications, Inc. common stock (unitized*)	$43,187,896	$47,481,547
LSV Value Equity Fund	$55,237,829	$59,568,096
Fidelity Dividend Growth Fund	$66,273,882	$68,606,851
Fidelity Retirement Money Market Portfolio	$40,581,840	$35,501,332
MSIFT Mid-Cap Growth Portfolio	$77,822,072	$62,862,810
PIMCO Total Return Fund	$41,705,424	$35,734,756
Fidelity Low-Priced Stock Fund	$58,492,868	$64,845,858
Fidelity Diversified International Fund	$85,479,624	$71,020,843
Spartan U.S. Equity Index Fund	$57,145,223	$56,243,119
Fidelity Freedom 2010 Fund	$55,834,923	$49,764,707
During 2007, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Clear Channel Communications, Inc. common stock (unitized*)	$(1,056,243)
Clear Channel Outdoor Holdings, Inc. common stock (unitized*)	(13,622)
Registered investment funds	9,383,676

$8,313,811

* A non-registered fund comprised of the underlying company stock and a short-term cash component.
5. RELATED PARTY TRANSACTIONS
Certain Plan investments are managed by Fidelity Management Trust Company (Fidelity). Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.
The Plan Sponsor paid approximately $125,000 in professional fees related to the Plan for the year ended December 31, 2007.
6. PLAN TERMINATION
Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in the employer’s contributions allocated to their account.

CLEAR CHANNEL COMMUNICATIONS, INC. 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
DECEMBER 31, 2007 AND 2006
7. TAX STATUS
The Internal Revenue Service has determined and informed the Plan Sponsor by a letter dated April 11, 2003, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Effective January 1, 2005, the Clear Channel Communications, Inc. 401(k) Savings Plan was amended and restated to reflect recent amendments to the Plan and clarify certain provisions under the Plan, among other matters. Although the Plan has been amended and restated since receiving the determination letter, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.
8. NEW ACCOUNTING PRONOUCEMENTS
In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (FAS 157). This standard clarifies the definition of fair value for financial reporting, establishes a framework for measuring fair value, and requires additional disclosures about the use of fair value measurements. FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. Plan management is currently evaluating the impact of FAS 157.
9. SUBSEQUENT EVENTS
During 2006, the Company announced plans to sell certain radio markets comprising 448 of its radio stations. Since December 31, 2007, 63 of these station sales were completed, and the Company has determined not to sell 173 of the original 448 stations. Plan participants employed on the date of each of the radio station sales were given all of the distribution and rollover options available under the Plan, including the option to rollover their Plan account balance and outstanding loan, if allowed under the acquiring entity’s plan.
On March 14, 2008, the Company announced its completion of the sale of its Television Group to Newport Television, LLC for $1.1 billion. On June 2, 2008, the account balances of all active Company employees in its Television Group on the date of closing, were transferred to the Newport Television 401(k) Plan.
On May 13, 2008, the Company announced that it had entered into a third amendment to its previously announced merger agreement with a private equity group co-led by Thomas H. Lee Partners, LP and Bain Capital Partners, LLC. Additional information regarding the transaction is available at the SEC’s website at www.sec.gov.
After the closing of the merger, participants will no longer be able to elect to purchase Company shares in the Plan. Participants will not be able to elect to purchase shares of CC Media Holdings, Inc. in the Plan following the closing of the merger. It is anticipated that Company shares held in the Plan will be liquidated as of the merger closing, with the proceeds being mapped to the Spartan U.S. Equity Index Fund within the Plan. In limited circumstances, shareholders electing to receive some or all cash consideration, on a pro rata basis, will be issued shares of CC Media Holdings, Inc. Class A common stock in exchange for some of their shares of Company stock, up to a cap of $1.00 per share.   In this event, those shares of CC Media Holdings, Inc. Class A common stock will then be liquidated as soon as practicable, with the proceeds being mapped to the Spartan U.S. Equity Index Fund within the Plan.
10. RISK AND UNCERTAINTIES
The Plan may invest in various types of investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for Plan benefits.

SUPPLEMENTAL SCHEDULE

CLEAR CHANNEL COMMUNICATIONS, INC. 401(k) SAVINGS PLAN
SCHEDULE H, LINE 4(i): SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EMPLOYER IDENTIFICATION NUMBER: 74-1787539
PLAN NUMBER: 001
DECEMBER 31, 2007

	Description of investments,
	including maturity date,
Identity of issuer, borrower,	rate of interest, collateral,
lessor or similar party	par or maturity value	Current value
Spartan	U.S. Equity Index Fund	$57,145,223
MSIFT	Mid Cap Growth Portfolio	77,822,072
PIMCO	Total Return Fund	41,705,424
Harbor	Small Cap Value Fund	7,396,556
Lord Abbett	Mid-Cap Value Fund	14,428,440
* Clear Channel Outdoor Holdings, Inc.	Common Stock (unitized)	1,400,569
* Clear Channel Communications, Inc.	Common Stock (unitized)	43,187,896
* Fidelity Management Trust Company	Puritan Fund	31,324,496
LSV	Value Equity Fund	55,237,829
* Fidelity Management Trust Company	Low-Priced Stock Fund	58,492,868
* Fidelity Management Trust Company	Diversified International Fund	85,479,624
* Fidelity Management Trust Company	Dividend Growth Fund	66,273,882
* Fidelity Management Trust Company	Small Cap Stock Fund	9,643,845
* Fidelity Management Trust Company	Freedom Income Fund	1,813,080
* Fidelity Management Trust Company	Freedom 2000 Fund	1,427,099
* Fidelity Management Trust Company	Freedom 2010 Fund	55,834,923
* Fidelity Management Trust Company	Freedom 2020 Fund	20,730,744
* Fidelity Management Trust Company	Freedom 2030 Fund	11,722,603
* Fidelity Management Trust Company	Freedom 2040 Fund	7,140,942
* Fidelity Management Trust Company	Retirement Money Market Portfolio	40,581,840
* Fidelity Management Trust Company	Growth Company Fund	35,565,795
* Fidelity Management Trust Company	Cash Reserve	27,458
Participant Loans	Various due dates with interest rates between 5% - 11.5%	12,758,754

		$737,141,962

* Denotes party-in-interest

EXHIBIT INDEX
23.1	Consent of The Hanke Group, P.C.